Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML reports 2013 results as guided, reiterates H1 2014 expectation

Continued strong demand underpins solid start of 2014

VELDHOVEN, the Netherlands, January 22, 2014 - ASML Holding N.V. (ASML) today publishes 2013 fourth-quarter results and full year results.

•	ASML reports Q4 2013 and full year results as guided

•	ASML guides 2014 first quarter net sales at around EUR 1.4 billion and a gross margin of around 42 percent

•	ASML reiterates H1 2014 expected sales of around EUR 3 billion, excluding EUV

(Figures in millions of euros unless otherwise indicated)	Q4 2013	Q3 2013	FY2013	FY2012
Net sales	1,848	1,318	5,245	4,732
of which service and field option sales	407	359	1,252	930

Other income (Co-Investment Program)	17	17	64	—

New systems sold (units)	53	30	142	146
Used systems sold (units)	3	4	15	24

Net bookings, excluding EUV	1,449	1,415	4,644	3,312
Net bookings, excluding EUV (units)	52	51	166	144
ASP of booked systems, excluding EUV	27.9	27.7	28.0	23.0

Systems backlog, excluding EUV	1,953	1,838	1,953	1,214
Systems backlog, excluding EUV (units)	56	59	56	46

Gross profit	806	531	2,177	2,005
Gross margin (%)	43.6	40.3	41.5	42.4

Net income	481	193	1,015	1,146
EPS (in euro)	1.09	0.44	2.36	2.70

End-quarter cash and cash equivalents and short-term investments	3,011	2,724	3,011	2,698

¹	A complete summary of U.S. GAAP Consolidated Statements of Operations is published on www.asml.com, and includes a pro forma financial overview to illustrate the impact of the Cymer acquisition.

CEO Statement

“We are pleased with our fourth quarter and full year results, which are in line with our previous guidance. The fourth quarter showed our operational capability to respond to strong demand. Combined with an increased contribution from services and options, this resulted in record quarterly sales. Our solid financial performance in the year and the quarter is particularly satisfying in the light of the costs and accounting impact related to the Cymer acquisition which was completed in May. This important acquisition is enhancing our Extreme Ultraviolet (EUV) development and integration, yet it also lowered full-year 2013 net income by EUR 139 million, mainly due to non-cash purchase price allocation effects. Without the acquisition, the gross margin would have been 43.1 percent versus the reported 41.5 percent¹. Our business in the fourth quarter was supported by continuing momentum in the Logic segment with customers starting to add capacity at the 20 nanometer node, driven by the mobile applications market. The memory segment continues to pick up in light of tight mobile DRAM capacity. NAND memory bit demand is on a steady growth path with a stable market outlook, underpinning technology and capacity investments. We therefore reiterate our previously announced expectation that net sales in the first half of 2014 will be around EUR 3 billion, excluding additional sales from our third generation of EUV systems, creating a solid basis for the remainder of 2014. After having shipped the first three NXE:3300B EUV scanners, we expect to deliver the remaining eight NXE:3300B scanners this calendar year. On these systems customers have seen excellent lithography results and the first EUV qualification wafers have been processed. Our customers are qualifying immersion and EUV in parallel and will take the production insertion decision for the 10 nanometer Logic node when economic targets are met. Expecting further improvements in system performance during the year, we are preparing for additional NXE:3350B system orders. This potential insertion is supported by steady progress in EUV source industrialization and close collaboration between ASML and our customers,” said ASML President and Chief Executive Officer Peter Wennink.

Full Year and Fourth Quarter 2013 Product Highlights

•	Since the shipment of our first TWINSCAN NXT:1970Ci system in Q3 2013, we have shipped four more of this most advanced scanner which offers overlay below 2 nanometers, focus control of less than 20 nanometers and productivity of more than 250 wafers per hour. The rapid adoption is illustrated by a backlog for a total of 14 NXT:1970Ci scanners.

•	In the full year we boosted sales of YieldStar metrology systems to our leading edge customers. These machines generate the data used by our Holistic Lithography products to control overlay, CD and focus for the most advanced process nodes. With YieldStar as a driver, Holistic Lithography sales have doubled in 2013 versus 2012.

•	In Q4 2013, Brion and a major foundry customer reached agreement on a comprehensive three-year deal covering access to all of Brion’s computational lithography solutions. This is the third such deal with a foundry customer completed by Brion in the past year.

•	As planned, the first of our third-generation EUV scanners has been recognized in Q4 2013 sales and the second and third NXE:3300B systems are being installed at customer sites.

•	We showed, in our factory, source power capability to expose up to 50 wafers per hour on EUV systems. We remain on target to deliver EUV systems with a throughput of 70 wafers per hour in 2014, upgradeable to 125 wafers per hour in 2015.

•	In addition, we have significantly improved EUV system automation and created EUV-compatible pellicle material, which will address our customers’ concern of keeping masks defect-free during use.

Outlook

•	For the first quarter of 2014, ASML expects net sales of around EUR 1.4 billion, a gross margin of around 42 percent, R&D costs of about EUR 280 million, other income of about EUR 20 million — which consists of contributions from participants of the Customer Co-Investment Program — and SG&A costs of about EUR 85 million.

•	The expected first-quarter gross margin of around 42 percent is impacted by the product mix relative to Q4 2013. Similar to Q4 2013, the expected Q1 2014 gross margin includes a negative impact from one NXE:3300B EUV system, without which the gross margin would be 1.9 percentage points higher.

Dividend

ASML intends to increase the dividend by 15 percent compared with last year. Therefore, we will submit a proposal to the 2014 Annual General Meeting of Shareholders (AGM) to declare a dividend in respect of 2013 of EUR 0.61 per ordinary share (for a total amount of approximately EUR 267 million), compared with a dividend of EUR 0.53 per ordinary share paid in respect of 2012.

Update Share Buy Back Program

As part of ASML’s policy to return excess cash to shareholders through dividend and regularly timed share buy-backs, ASML has announced its intention to purchase up to EUR 1.0 billion of its shares in 2013-2014. Through 31 December 2013, ASML has acquired 4.6 million shares under this program for total consideration of EUR 300.0 million. The repurchased shares will be cancelled. All transactions under the buy-back programs are published on ASML’s website (www.asml.com/investors). The share buy-back program may be suspended, modified or discontinued at any time.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,200 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Press Conference

A press conference hosted by CEO Peter Wennink and CFO Wolfgang Nickl will be held at our office in Veldhoven at 11:00 AM Central European Time / 05:00 AM Eastern U.S. time. To listen to the press conference, access is available via www.asml.com

A presentation about 2013 fourth quarter and full year results is available on www.asml.com

A video statement of CEO Peter Wennink is available on www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 794 8485 and the US +1 480 629 9822 (no confirmation code needed). Listen-only access is also available via www.asml.com

2013 Annual Report

ASML will publish its 2013 annual report on Form 20-F, Statutory Annual Report and Remuneration Report on 12 February 2014. The reports will be published on our website at www.asml.com.

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of 31 December 2013, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended 31 December 2013 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements, the IFRS consolidated financial statements and the Statutory Interim Report published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected impact and adjustments relating to the Cymer acquisition (including purchase price allocation adjustments), the number of EUV systems expected to be shipped and timing of shipments, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.